Exhibit 99.1

September 27, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo Pepper Food Service Co., Ltd. Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Division
Telephone number:	+81 (0)3 3829 3210

Notice of Voluntary Filing of Form 15F to Deregister with the U.S. Securities and Exchange Commission and to Terminate Ongoing Reporting Obligations Under the U.S. Securities Exchange Act

On June 14, 2019, Pepper Food Service Co., Ltd. (“we,” “us,” or the “Company”) announced that it would delist the Company’s American Depositary Receipts (“ADRs”) from the U.S. NASDAQ Global Market (“NASDAQ”) and that it would submit an application for deregistration with the U.S. Securities and Exchange Commission (“SEC”).

Subsequently, on June 28, 2019 (U.S. Eastern Time), the Company announced that it would notify NASDAQ of its intention to voluntarily delist the Company’s ADRs and that we would notify the depositary bank of the termination of the deposit agreement, and we announced the schedule for the upcoming delisting. On July 8, 2019, the Company submitted its application (Form 25) with the SEC to delist from NASDAQ and deregister with the SEC, and the delisting became effective as of the end of the trading day on July 18, 2019 (U.S. Eastern Time).

The Company hereby announces that on September 27, 2019 (U.S. Eastern Time), the Company intends to voluntarily file a Form 15F to deregister with the SEC under Section 12(g) of the U.S. Securities Exchange Act (the “Exchange Act”) and terminate its ongoing reporting obligations under the Exchange Act. Upon filing the Form 15F, the Company’s ongoing reporting obligations under the Exchange Act, including its obligation to submit an Annual Report (Form 20-F) will be immediately suspended. Deregistration under Section 12(g) and the termination of the Company’s duty to file reports under the Exchange Act are expected to be effective 90 days after the filing.

1.	Anticipated Filing Date of Form 15F

September 27, 2019 (U.S. Eastern Time)

2.	Exchange where the Company will continue to be listed

Tokyo Stock Exchange

3.	Schedule for subsequent events (U.S. Eastern Time)

September 30, 2019 (scheduled)	Termination of the deposit agreement with the depositary bank (termination of ADR program)

October 6, 2019 (scheduled)	Deregistration under Section 12(b) of the Exchange Act to become effective

December 26, 2019 (scheduled)	Deregistration under Section 12(g) of the Exchange Act and termination of ongoing reporting obligations under the Exchange Act to become effective

Note that the schedule above (including scheduled dates) may change if we receive notification from the SEC of any extension to their review period, or for other reasons.

4.	Moving Forward

The Company’s ongoing reporting obligations under the Exchange Act, including our Annual Report (Form 20-F), are expected to terminate on December 26, 2019, which is 90 days after filing the Form 15F. Although our ongoing disclosure obligations under the Exchange Act will be suspended during the period beginning on the date of filing of the Form 15F and ending 90 days thereafter (on December 26, 2019), we will continue to publish our consolidated financial statements and statutory disclosure documents in Japan on our website in English at https://www.pepper-fs.co.jp/ for the duration of this period. After December 26, 2019, we will no longer publish such documents on our website in English.

The Company’s ADR program and the deposit agreement are expected to be terminated on September 30, 2019, in conjunction with the NASDAQ delisting and SEC deregistration.

5.	Contact information for inquiries regarding our ADRs

The Bank of New York Mellon – Depositary Receipts (U.S.)

Telephone Numbers:	1-888-269-2377 (U.S. toll free)
1-201-680-6825 (International)
(Available Monday through Friday, from 9:00 am to 5:00 pm, U.S. Eastern Time)
Website:	www.adrbnymellon.com
E-mail:	shrrelations@cpushareownerservices.com

6.	For further inquiries with the Company, please contact:

            Ichiro Yasuda

            General Manager of General Affairs Division

            Tel +81-3-3829-3210

            yasuda@pepper-fs.co.jp

With a copy to counsel directed to:

            Koji Ishikawa

            Greenberg Traurig Tokyo Law Offices

            Tel +81-3-4510-2200

            ishikawak@gtlaw.com